Exhibit 99.3

February 5, 2020

TO:	Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re:	Norbord Inc.

Notice of Meeting and Record Dates

We advise of the following with respect to the upcoming Annual Meeting of Shareholders of Norbord Inc.:

Meeting Type:	Annual Meeting

Record Date for Notice of Meeting:	March 9, 2020

Record Date for Voting (if applicable):	March 9, 2020

Beneficial Ownership Determination Date:	March 9, 2020

Meeting Date:	May 6, 2020

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

NAA For Registered Holders	Yes

NAA Stratification	Not applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	65548P403	CA65548P4033

Yours truly,

“T. Connelly McGilley”

Tracy Connelly McGilley

General Counsel & Corporate Secretary

Norbord Inc.           Main Tel (416) 365-0705

Suite 600                  Main Fax (416) 365-3292

One Toronto Street              www.norbord.com

Toronto, Ontario

M5C 2W4